As filed with the Securities and Exchange Commission on September 19, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GENERAL CABLE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	06-1398235 (I.R.S. Employer Identification No.)

4 Tesseneer Drive
Highland Heights, Kentucky 41076
(859) 572-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert J. Siverd
Executive Vice President, General Counsel and Secretary
General Cable Corporation
4 Tesseneer Drive
Highland Heights, Kentucky 41076
(859) 572-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Alan H. Lieblich
Brad L. Shiffman
Blank Rome LLP
One Logan Square
Philadelphia, Pennsylvania 19103
(215) 569-5500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this
Registration Statement, as determined in light of market and other conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of each Class of securities to be registered	Amount to be registered	Proposed maximum offering price per security	Proposed maximum aggregate offering price	Amount of registration fee

Debt Securities	(1)	(1)	(1)	N/A

Preferred Stock	(1)	(1)	(1)	N/A

Common Stock	(1)	(1)	(1)	N/A

Total	$100,000,000	(1)	$100,000,000	$8,090.00(2)

(1)	There are being registered hereunder such indeterminate principal amount of debt securities, such indeterminate number of shares of preferred stock and such indeterminate number of shares of common stock as shall have an aggregate initial offering price not to exceed $100,000,000. If any debt securities are issued at an original issue discount, then the securities registered shall include such additional debt securities as may be necessary such that the aggregate initial public offering price of all securities issued pursuant to this Registration Statement will equal $100,000,000. The proposed maximum initial offering price per security will be determined, from time to time, by the Registrant in connection with the issuance by the Registrant of the securities registered hereunder. There are also being registered hereunder an indeterminate number of shares of common stock as shall be issuable upon conversion or exercise of any debt securities or preferred stock that provide for that issuance or issuable as payment of dividends on, or redemption or repurchase of, preferred stock.

(2)	Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 19, 2003.

GENERAL CABLE CORPORATION

$100,000,000

DEBT SECURITIES
PREFERRED STOCK
COMMON STOCK

General Cable Corporation from time to time may offer to sell debt securities, preferred stock or common stock, including common stock issuable upon the conversion of debt securities or preferred stock or as payment of dividends on, or redemption or repurchase of, preferred stock, or any combination of the foregoing. We may also offer common stock issuable upon the conversion of debt securities or preferred stock. The total amount of these securities will have an initial aggregate offering price of up to $100,000,000, or the equivalent amount in other currencies, currency units or composite currencies. Our common stock is listed on the New York Stock Exchange and trades under the symbol “BGC”.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in the applicable prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

An investment in the debt securities, preferred stock or common stock involves a high degree of risk. You should carefully consider the risk factors beginning on page 5 of this prospectus and any other information in this prospectus or any prospectus supplement before deciding to purchase the debt securities, preferred stock or common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated      , 2003.

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ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or continuous offering process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent of $100,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC office mentioned under the heading “Where You Can Find More Information”.

When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus and the prospectus supplement, including the information incorporated by reference. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of those documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “General Cable”, “we”, “us”, “our”, or similar references mean General Cable Corporation together with its subsidiaries.

FORWARD-LOOKING STATEMENTS

Certain of the matters we discuss in this prospectus, any prospectus supplement and other documents we file with the SEC may constitute forward-looking statements. You can identify a forward-looking statement because it contains words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These statements are necessarily estimates reflecting our judgment based upon current information and involve a number of risks and uncertainties. We cannot assure you that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results we anticipate in the forward-looking statements. While it is impossible for us to identify all the factors which could cause our actual results to differ materially from those we estimated, we describe some of these factors under the heading “Risk Factors.” We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of us.

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GENERAL CABLE CORPORATION

We are a leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the communications, energy, industrial and specialty markets. Communications wire and cable transmit low-voltage signals for voice, data, video and control applications. Energy cables include low-, medium- and high-voltage power distribution and power transmission products. Industrial and specialty wire and cable products conduct electrical current for industrial & commercial power and control applications. We believe that our principal competitive strengths include our breadth of product line; brand recognition; distribution and logistics; service and operating efficiency.

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RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors and other information contained in this prospectus and any applicable prospectus supplement before investing in our securities.

RISKS RELATED TO BUSINESS

Our net sales, net income and growth depend largely on the economies in the geographic markets that we serve.

Many of our customers use our products as components in their own products or in projects undertaken for their customers. Our ability to sell our products is largely dependent on general economic conditions, including how much our customers and end-users spend on information technology, on building, maintaining or reconfiguring their communications network, industrial manufacturing assets and power transmission and distribution infrastructures and on new construction. Over the past few years many companies have significantly reduced their capital equipment and information technology budgets, and construction activity that necessitates the building or modification of communication networks and power transmission and distribution infrastructures has slowed considerably as a result of a weakening of the U.S. and foreign economies. As a result, our revenues and financial results have declined significantly. In the event that these markets do not improve, or if they were to become weaker, we could suffer further decreased sales and net income and we could be required to enact further restructurings.

The market for our products is highly competitive.

The markets for copper, aluminum and fiber optic wire and other cable products are highly competitive, and some of our competitors may have greater financial resources than we do. We compete with at least one major competitor with respect to each of our business segments, although no single competitor competes with us across the entire spectrum of our product lines. Many of our products are made to common specifications and therefore may be fungible with competitors' products. Accordingly, we are subject to competition in many markets on the basis of price, delivery time, customer service and our ability to meet specific customer needs.

We believe our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development, productivity improvements and customer service and support in order to compete in our markets. Furthermore, an increase in imports into our markets of products competitive with our products could adversely affect our sales.

Our business is subject to the economic and political risks of maintaining facilities and selling products in foreign countries.

During fiscal 2002, 30% of our sales and 40% of our assets were in markets outside the United States. Our financial results may be adversely affected by significant fluctuations in the value of the U.S. dollar against foreign currencies or by the enactment of exchange controls or foreign governmental or regulatory restrictions on the transfer of funds. In addition, negative tax consequences relating to repatriating certain foreign currencies, particularly cash generated by our operations in Spain, may adversely affect our cash flows. During 2002, our Spanish operations generated 42% of our cash flows from operations. Furthermore, our foreign operations are subject to risks inherent in maintaining operations abroad, such as economic and political destabilization, international conflicts, restrictive actions by foreign governments, nationalizations, changes in regulatory requirements, the difficulty of effectively managing diverse global operations and adverse foreign tax laws.

Changes in industry standards and regulatory requirements may adversely affect our business.

As a manufacturer and distributor of wire and cable products we are subject to a number of industry standard-setting authorities, such as Underwriters Laboratories, the Telecommunications Industry Association, the

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Electronics Industries Association and the Canadian Standards Association. In addition, in many markets, our products are subject to the requirements of federal, state and local or foreign regulatory authorities. Changes in the standards and requirements imposed by such authorities could have an adverse effect on us. In the event we are unable to meet any such standards when adopted our business could be adversely affected. In addition, changes in the legislative environment could affect the growth and other aspects of important markets served by us. While certain legislative bills and regulatory rulings are pending in the energy and telecommunications sectors which could improve our markets, any delay or failure to pass such legislation and regulatory rulings could adversely affect our opportunities and anticipated prospects may not arise. It is not possible at this time to predict the impact that any such legislation or regulation or failure to enact any such legislation or regulation, or other changes in laws or industry standards that may be adopted in the future, could have on our financial results, cash flows or financial position.

Advancing technologies, such as fiber optic and wireless technologies, may make some of our products less competitive.

Technological developments could have a material adverse effect on our business. For example, a significant decrease in the cost and complexity of installation of fiber optic systems or increase in the cost of copper based systems could make fiber optic systems superior on a price performance basis to copper systems and may have a material adverse effect on our business. Also, advancing wireless technologies, as they relate to network and communication systems, may represent some threat to both copper and fiber optic cable based systems by reducing the need for premise wiring. While we sell some fiber optic cable and components and cable that is used in certain wireless applications, if fiber optic systems or wireless technology were to significantly erode the markets for copper based systems, our sales of fiber optic cable and products for wireless applications may not be sufficient to offset any decrease in sales or profitability of other products that may occur.

RISKS RELATING TO OUR OPERATIONS

Volatility in the price of copper and other raw materials, as well as fuel and energy, could adversely affect our businesses.

The costs of copper and aluminum, the most significant raw material we use, have been subject to considerable volatility over the years. Volatility in the price of copper, aluminum, polyethylene and other raw materials, as well as fuel, natural gas and energy, will in turn lead to significant fluctuations in our cost of sales. Additionally, sharp increases in the price of copper can also reduce demand if customers decide to defer their purchases of copper wire and cable products or seek to purchase substitute products. Moreover, we do not engage in activities to hedge the underlying value of our copper and aluminum inventory. Although we attempt to reflect copper and other raw material price changes in the sale price of our products, there is no assurance that we can do so.

Interruptions of supplies from our copper rod mill plant or our key suppliers may affect our results of operations and financial performance.

Interruptions of supplies from our copper rod mill plant or our key suppliers could disrupt production or impact our ability to increase production and sales. During 2002, our copper rod mill plant produced approximately 50% of the copper rod used in our North American operations and two suppliers provided an aggregate of approximately 36% of our North American copper purchases. Any unanticipated problems or work stoppages at our copper rod mill facility could have a material adverse effect on our business. Additionally, we use a limited number of sources for most of the other raw materials that we do not produce. We do not have long-term or volume purchase agreements with most of our suppliers, and may have limited options in the short-term for alternative supply if these suppliers fail, for any reason, including their business failure or financial difficulties, to continue the supply of materials or components. Moreover, identifying and accessing alternative sources may increase our costs.

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Failure to negotiate extensions of our labor agreements as they expire may result in a disruption of our operations.

Approximately 65% of our employees are represented by various labor unions. During the last five years, we have experienced only one strike, which was settled on satisfactory terms. The labor agreement covering our Taunton, Massachusetts facility, which employs 1.1% of our employees, expired on August 1, 2003 but was extended through October 31, 2003. In addition, labor agreements covering 18% of our other employees expire prior to December 31, 2004. We cannot predict what issues may be raised by the collective bargaining units representing our employees and, if raised, whether negotiations concerning such issues will be successfully concluded. A protracted work stoppage could result in a disruption of our operations which could adversely affect our ability to deliver certain products and our financial results.

Our inability to continue to achieve productivity improvements may result in increased costs.

Part of our business strategy is to increase our profitability by lowering costs through improving our processes and productivity. In the event we are unable to continue to implement measures improving our manufacturing techniques and processes, we may not achieve desired efficiency or productivity levels and our manufacturing costs may increase. In addition, productivity increases are related in part to factory utilization rates. Our decreased utilization rates over the past few years have adversely impacted productivity.

We are substantially dependent upon distributors and retailers for sales of our products.

During 2002, approximately 44% of our net sales were to independent distributors and four of our ten largest customers were distributors. Distributors accounted for approximately 40% of sales of our communications products and 59% of our industrial & specialty products. During 2002, approximately 9% of our net sales were to retailers and the two largest retailers, AutoZone and The Home Depot, accounted for approximately 3.3% and 3.1%, respectively, of our net sales.

These distributors and retailers are not contractually obligated to carry our product lines exclusively or for any period of time. Therefore, these distributors and retailers may purchase products that compete with our products or cease purchasing our products at any time. The loss of one or more large distributors or retailers could have a material adverse effect on our ability to bring our products to end users and on our results of operations. Moreover, a downturn in the business of one or more large distributors or retailers could adversely affect our sales and could create significant credit exposure.

We face pricing pressures in each of our markets that could adversely affect our results of operations and financial performance.

We face pricing pressures in each of our markets as a result of significant competition or over-capacity, and price levels for most of our products have declined over the past few years. While we will work toward reducing our costs to respond to the pricing pressures that may continue, we may not be able to achieve proportionate reductions in costs. As a result of over-capacity and the current economic and industry downturn in the communications and industrial markets in particular, pricing pressures increased in 2002 and 2003. Pricing pressures are expected to continue throughout 2003 and for the foreseeable future. Further declines in prices, without offsetting cost-reductions, will adversely affect our financial results.

OTHER RISKS RELATING TO OUR BUSINESS

Our substantial debt and debt service requirements could adversely affect our business.

We have a significant amount of debt outstanding. As of June 30, 2003, we had $493.9 million of debt outstanding including $74.2 million of indebtedness under our asset-backed securitization facility. Of our total debt, $470.6 million was secured indebtedness. As of August 31, 2003, our total debt increased by $17.6 million to $511.5 million. Under our credit facility, we will be required to make a payment of approximately $5.2 million to the lenders if the total facility commitments are not reduced by at least $100 million by December 15, 2003. We

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will be required to raise additional financing to make this reduction, as cash flow from operations will not be sufficient. We cannot assure you that we will be able to obtain the necessary financing.

In addition, the degree to which we are leveraged could have important adverse consequences to you and to us. For example, it could:

•	make it difficult for us to make payments on or otherwise satisfy our obligations with respect to our indebtedness;

•	require us to dedicate a significant portion of our cash flows from operations to debt service, thereby reducing the availability of cash flow for other purposes;

•	limit our ability to borrow additional amounts for working capital, capital expenditures, potential acquisition opportunities and other purposes;

•	limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business, regulatory and economic conditions in our industry;

•	place us at a competitive disadvantage against our less leveraged competitors;

•	subject us to increased interest costs, to the extent of the portion of our indebtedness that is subject to floating interest rates; and

•	could cause us to fail to comply with applicable debt covenants and could result in an event of default that could result in all of our indebtedness being immediately due and payable.

In addition, our ability to generate cash flow from operations sufficient to make scheduled payments on our debts as they become due will depend on our future performance, our ability to successfully implement our business strategy and our ability to obtain other financing.

If our accounts payable financing for our European operations is cancelled by our lenders, our cash flow will be negatively impacted.

Our European operation participates in an arrangement with several European financial institutions which provide extended accounts payable terms to us. In general, the arrangement provides for accounts payable terms of up to 180 days. At June 30, 2003, the arrangement had a maximum availability limit of the equivalent of approximately $99 million of which approximately $86 million was drawn. We do not have a firm commitment from these European financial institutions requiring them to continue to extend credit and they may decline to advance additional funding. Should the availability under this arrangement be reduced or terminated, we would be required to negotiate longer payment terms with our suppliers or repay the outstanding obligations with our suppliers under this arrangement over 180 days and seek alternative financing arrangements which could increase our interest expense. We cannot assure you that such longer payment terms or alternate financing will be available on favorable terms or at all. Failure to obtain alternative financing arrangements in such case would negatively impact our cash flows.

We may be required to take certain charges to our earnings in future periods in connection with potential plant closures and our inventory accounting practices.

We are currently evaluating additional closures of certain of our facilities. Should we decide to rationalize one or more manufacturing locations in some future period, financial results and cash flows will be negatively impacted as the one-time costs relating to such action, which could be substantial, are recognized in our income statement.

As a result of declining copper prices, the historic last-in first-out (“LIFO”) cost of our copper inventory exceeded its replacement cost by approximately $16 million at December 31, 2002 and $10.9 million at June 30, 2003. If we were not able to recover the LIFO value of our inventory at a profit in some future period when replacement costs were lower than the LIFO value of the inventory, we would be required to take a charge to

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recognize in our income statement all or a portion of the higher LIFO value of the inventory. During 2002, we recorded a $2.5 million charge for the liquidation of LIFO inventory in North America as we significantly reduced our inventory levels. We expect to further reduce inventory quantities in the second half of 2003 which is expected to result in an additional LIFO liquidation charge. The amount of the charge to be incurred in 2003 will be dependent upon the quantity of the inventory reduction and the market price of the metals at the time of the inventory liquidation. Additionally, if LIFO inventory quantities were reduced in a period when replacement costs were lower than the LIFO value of the inventory, we would experience a decline in reported earnings.

We are subject to certain asbestos litigation.

There are approximately 15,000 pending non-maritime asbestos cases involving our subsidiaries. The majority of these cases involve plaintiffs alleging exposure to asbestos-containing cable manufactured by our predecessors. In addition to our subsidiaries, numerous other wire and cable manufacturers have been named as defendants in these cases. Our subsidiaries have also been named, along with numerous other product manufacturers, as defendants in approximately 33,000 suits in which plaintiffs alleged that they suffered an asbestos-related injury while working in the maritime industry. These cases are referred to as MARDOC cases and are currently managed under the supervision of the US District Court for the Eastern District of Pennsylvania. On May 1, 1996, the District Court ordered that all pending MARDOC cases be administratively dismissed without prejudice and the cases cannot be reinstated, except in certain circumstances involving specific proof of injury. There can be no assurance that any judgments or settlements of the pending non-maritime and/or MARDOC asbestos cases or any cases which may be filed in the future will not have a material adverse effect on our financial results, cash flows or financial position.

Environmental liabilities could potentially adversely impact us and our affiliates.

We are subject to federal, state and local environmental protection laws and regulations governing our operations and use, handling, disposal and remediation of hazardous substances currently or formerly used by us and our affiliates. A risk of environmental liability is inherent in our and our affiliates’ current and former manufacturing activities in the event of a release or discharge of a hazardous substance generated by us or our affiliates. Under certain environmental laws, we could be held jointly and severally responsible for the remediation of any hazardous substance contamination at our facilities and at third party waste disposal sites and could also be held liable for any consequences arising out of human exposure to such substances or other environmental damage. We and our affiliates have been named as potentially responsible parties in proceedings that involve environmental remediation. There can be no assurance that the costs of complying with environmental, health and safety laws in our current operations or the liabilities arising from past releases of, or exposure to, hazardous substances, will not result in future expenditures by us that could materially and adversely affect our financial results, cash flows or financial condition.

We may not be able to successfully identify, finance or integrate acquisitions.

Growth through acquisition has been, and is expected to continue to be, a significant part of our strategy. We cannot assure you that we will be successful in identifying, financing and closing acquisitions at favorable prices and terms. Potential acquisitions may require us to issue additional shares of stock or obtain additional or new financing, and such financing may not be available on terms acceptable to us, or at all. The issuance of common or preferred shares may dilute the value of shares held by our shareholders. Further, we cannot assure you that we will be successful in integrating any such acquisitions that are completed. Integration of any such acquisitions may require substantial management, financial and other resources and may pose risks with respect to production, customer service and market share of existing operations. In addition, we may acquire businesses that are subject to technological or competitive risks, and we may not be able to realize the benefits expected from such acquisitions.

Terrorist attacks and other attacks or acts of war may adversely affect the markets in which we operate, our operations and our profitability.

The attacks of September 11, 2001 and subsequent events, including the military action in Iraq, has caused and may continue to cause instability in our markets and have led and may continue to lead to, further armed hostilities or further acts of terrorism worldwide, which could cause further disruption in our markets. Acts of

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terrorism may impact any or all of our facilities and operations, or those of our customers or suppliers and may further limit or delay purchasing decisions of our customers. Depending on their magnitude, acts of terrorism or war could have a material adverse effect on our business, financial results, cash flows and financial position.

We carry insurance coverage on our facilities of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We continue to monitor the state of the insurance market in general and the scope and cost of coverage for acts of terrorism in particular, but we cannot anticipate what coverage will be available on commercially reasonable terms in future policy years. Currently, we do not carry terrorism insurance coverage. If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged facilities, as well as the anticipated future revenues from those facilities. Depending on the specific circumstances of each affected facility, it is possible that we could be liable for indebtedness or other obligations related to the facility. Any such loss could materially and adversely affect our business, financial results, cash flows and financial position.

If we fail to retain our key employees, our business may be harmed.

Our success has been largely dependent on the skills, experience and efforts of our key employees, and the loss of the services of any of our executive officers or other key employees could have an adverse effect on us. The loss of our key employees who have intimate knowledge of our manufacturing process could lead to increased competition to the extent that those employees are able to recreate our manufacturing process. Our future success will also depend in part upon our continuing ability to attract and retain highly qualified personnel, who are in great demand.

Declining returns in the investment portfolio of our defined benefit plans will increase our pension expense and require us to increase cash contributions to the plans.

Pension expense for the defined benefit pension plans sponsored by us is determined based upon a number of actuarial assumptions, including an expected long-term rate of return on assets and discount rate. During the fourth quarter of 2002, as a result of declining returns in the investment portfolio of our defined benefit pension plans, we were required to record a minimum pension liability equal to the underfunded status of our plans. As of December 31, 2002, the defined benefit plans were underfunded by approximately $52 million based on the actuarial methods and assumptions utilized for purposes of FAS 87. We will experience an increase in our future pension expense and in our cash contributions to our defined benefit pension plan. Pension expense for our defined benefit plans is expected to increase from $2.0 million in 2002 to approximately $7.0 million in 2003 and our required cash contributions are expected to increase to $5.9 million in 2003 from $3.0 million in 2002. In 2004, cash contributions are expected to increase to $12.6 million. In the event that actual results differ from the actuarial assumptions, the funded status of our defined benefit plans may change and any such deficiency could result in additional charges to equity and against earnings and increase our required cash contributions.

Our stock price has been and continues to be volatile.

The market price for our common stock could fluctuate due to various factors. These factors include:

•	announcements relating to significant corporate transactions;

•	fluctuations in our quarterly and annual financial results;

•	operating and stock price performance of companies that investors deem comparable to us;

•	changes in government regulation or proposals relating thereto;

•	general industry and economic conditions; and

•	sales or the expectation of sales of a substantial number of shares of our common stock in the public market.

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In addition, the stock markets have, in recent years, experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, have adversely affected, and may continue to adversely affect, the market price of our common stock. Fluctuations in the price of our common stock will affect the value of any outstanding preferred stock.

Provisions in our charter documents could make it more difficult to acquire our company.

Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may discourage, delay or prevent a third party form acquiring us, even if doing so would be beneficial to our stockholders. Under our amended and restated certificate of incorporation only our board of directors may call special meetings of stockholders, and stockholders must comply with advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings. Directors may be removed by stockholders only for cause and only by the effective vote of at least 66 2/3% of the voting power of all shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class. Additionally, agreements with certain of our executive officers may have the effect of making a change of control more expensive and, therefore, less attractive.

Pursuant to our amended and restated certificate of incorporation, our board of directors may by resolution establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, conversion rights, liquidation or other rights, preferences and limitations as maybe fixed by our board of directors without any further shareholder approval. Such rights, preferences, privileges and limitations as may be established could have the further effect of impeding or discouraging the acquisition of control of our company.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth General Cable’s consolidated ratio of earnings to fixed charges for each of the periods indicated.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations before minority interest and before equity method earnings or losses adjusted for fixed charges. Fixed charges include: (i) interest expense; (ii) amortization of debt issuance cost; and (iii) an estimate of the interest component of rent expense. As of the date of this prospectus, we have no preferred stock outstanding. The ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges in all periods as we have not had any preferred stock outstanding.

	Year Ended December 31,					Six Months Ended June 30,

	1998	1999	2000	2001	2002	2002	2003

Ratio of Earnings to Fixed Charges (1)	6.5	2.3	0.6	2.1	0.4	0.5	1.2

(1)	For the years ended December 31, 2000 and 2002 and the six months ended June 30, 2002, earnings were insufficient to cover fixed charges by $28.9 million, $27.6 million and $10.5 million, respectively.

USE OF PROCEEDS

Except as we may specifically state in any prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include repayment of indebtedness.

PLAN OF DISTRIBUTION

We may sell securities to or through underwriters or dealers and may also sell securities directly to other purchasers or through agents. The prospectus supplement will set forth the terms of the offering of such securities, including

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•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them,

•	the initial public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The securities may be distributed from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obliged to purchase all of the securities if they purchase any of the securities. In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents. This compensation may be in the form of discounts, concessions or commissions.

Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities could be considered underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them could be considered underwriting discounts and commissions, under the Securities Act.

Under agreements entered into by us for the purchase or sale of securities, these underwriters and agents may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities from us under contracts requiring payment and delivery on a future date. Institutions with which these contracts may be made include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

but in all cases we must approve these institutions. The obligations of any purchaser under these contracts will be subject to the condition that the purchase of the offered securities shall not at the time of delivery be prohibited

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under the laws of the jurisdiction to which that purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

One or more firms, referred to as “remarketing firms,” may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

This section outlines some of the provisions of the indentures and the debt securities. This information may not be complete in all respects and is qualified entirely by reference to the indentures under which the debt securities are issued. These indentures are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This information relates to terms and conditions that generally apply to the debt securities. The specific terms of any series of debt securities will be described in the prospectus supplement. If so described in a prospectus supplement, the terms of that series may differ from the general description of the terms presented below.

Debt Securities May Be Senior or Subordinated

We may issue senior or subordinated debt securities. The senior debt securities and the subordinated debt securities may or may not be secured by any of our property or assets.

The senior debt securities will constitute part of our senior indebtedness, will be issued under our senior debt indenture described below and will rank equally with all of our other unsecured and unsubordinated debt.

The subordinated debt securities will constitute part of our subordinated debt, will be issued under our subordinated debt indenture described below and will be subordinated in right of payment to all of our “senior indebtedness”, as defined in the subordinated debt indenture. The prospectus supplement for any series of subordinated debt securities will indicate the approximate amount of senior indebtedness outstanding as of the end of our most recent fiscal quarter. Neither indenture limits our ability to incur additional senior indebtedness.

When we refer to “debt securities” in this prospectus, we mean both the senior debt securities and the subordinated debt securities.

The Senior Debt Indenture and the Subordinated Debt Indenture

The senior debt securities and the subordinated debt securities are each governed by a document called an indenture—the senior debt indenture, in the case of the senior debt securities, and the subordinated debt indenture, in the case of the subordinated debt securities. Each indenture is a contract between us and a trustee that will be named therein. The indentures are substantially identical, except for the provisions relating to subordination, which are included only in the subordinated indenture.

The trustee under each indenture has two main roles:

•	First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, which we describe later under “—Events of Default”; and

•	Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

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When we refer to the indenture or the trustee with respect to any debt securities, we mean the indenture under which those debt securities are issued and the trustee under that indenture.

The indentures permit us to issue different series of securities from time to time. We may issue securities in such amounts, at such times and on such terms as we wish. The debt securities may differ from one another in their terms. Neither indenture limits the aggregate amounts of debt securities that we may issue or the aggregate amount of any particular series.

The indentures and the debt securities are governed by New York law.

This Section Is Only a Summary

Because this section is a summary, it does not describe every aspect of the debt securities. The indentures, any supplemental indentures and the debt securities contain the full legal text of the matters described in this section. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures, including definitions of some of the terms used in the indentures. We also include references in parentheses to some sections and articles of the indentures. Whenever we refer to particular sections, articles or defined terms of the indentures in this prospectus or in the prospectus supplement, those sections, articles or defined terms are incorporated by reference here or in the prospectus supplement. The indentures are exhibits to our registration statement. See “Where You Can Find More Information” for information on how to obtain a copy. This summary is also subject to and qualified by reference to the description of the particular terms of your series of debt securities described in any prospectus supplement.

Specific Terms of a Series of Debt Securities

In this section we summarize only the more important terms of the indentures that will apply generally to the debt securities. Each particular debt security will have financial, legal and other terms specific to it, and the specific terms of each debt security will be described in the applicable prospectus supplement. Those terms may vary from the terms described here. As you read this section, therefore, please remember that the specific terms of your debt security as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. The statements we make in this section may not apply to your debt security.

We may issue the debt securities as original issue discount securities, which are debt securities that are offered and sold at a substantial discount to their stated principal amount. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as well as composite currencies or composite currency units, as described in more detail in the prospectus supplement relating to any of these types of debt securities.

The prospectus supplement relating to a series of debt securities will specify whether the securities are senior or subordinated debt securities and will describe the following terms of the series:

•	the title of the series

•	the aggregate principal amount (or any limit on the aggregate principal amount) of the series and, if any debt securities of a series are to be issued at a discount from their face amount, the method of computing the accretion of such discount.

•	the interest rate or rates, if any, or method of calculating the interest rate;

•	the date or dates from which interest will accrue;

•	the record dates for interest payable on registered debt securities;

•	the dates when principal and interest are payable;

•	the manner of paying principal and interest;

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•	the places where principal and interest are payable;

•	the registrar, transfer agent and paying agent;

•	in the case of subordinated debt securities, any subordination provisions in addition to or in lieu of those set forth in the indenture;

•	the terms of any mandatory (including any sinking fund requirements) or optional redemption by us;

•	the terms of any repayment at the option of holders;

•	the denominations in which debt securities are issuable;

•	whether debt securities will be issuable as registered securities or bearer securities;

•	whether and upon what terms registered securities and bearer securities may be exchanged;

•	whether any debt securities will be represented by a debt security in global form;

•	the terms of any global debt security;

•	the terms of any tax indemnity;

•	the currencies (including any composite currency) in which principal or interest may be paid;

•	if payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining such payments;

•	if amounts of principal or interest may be determined by reference to an index, formula or other method, the manner for determining such amounts;

•	provisions for electronic issuance of debt securities or for debt securities in uncertificated form;

•	the portion of principal payable upon acceleration of a discounted debt security;

•	any events of default or covenants in addition to or in lieu of those set forth in the applicable indenture;

•	whether and upon what terms debt securities may be defeased, if different from the provisions set forth in the base indenture;

•	the forms of the debt securities;

•	any terms that may be required by or advisable under U.S. or other applicable laws;

•	the percentage of the principal amount of the debt securities which is payable if the maturity of the debt securities is accelerated in the case of debt securities issued at a discount from their face amount;

•	whether and upon what terms the debt securities will be convertible into or exchangeable for our common stock; and

•	any other terms not inconsistent with the indenture.

Special U.S. Federal income tax considerations may apply to a series of debt securities issued as original issue discount securities. These tax considerations will be discussed in the related prospectus supplement. In addition, if any special U.S. Federal income tax considerations apply to a series of debt securities denominated in a currency or currency unit other than U.S. dollars, the related prospectus supplement will describe those considerations.

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Conversion Rights

If debt securities of any series are convertible into our common stock, the related prospectus supplement will discuss the conversion terms. Those terms will include provisions as to whether the conversion is mandatory or at the option of the holder and may also include provisions for calculating the number of shares of common stock to be delivered upon conversion.

Subordination of Subordinated Debt Securities

Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on those securities. Subordinated debt securities are subordinate in right of payment, to the extent and in the manner stated in the subordinated debt indenture, to all our senior debt, including all debt securities we have issued that constitute senior debt and all debt securities we will issue under the senior debt indenture.

The subordinated debt indenture defines “senior indebtedness” as all our indebtedness and other payment obligations relating to our debt, as defined below, including:

•	all obligations under credit facilities (whether for principal, interest, fees, expenses or indemnities);

•	all indebtedness for borrowed money or under any reimbursement obligation relating to a letter of credit or other similar instruments or evidenced by a bond, note, debenture or similar instrument, or such indebtedness of others which we guarantee (to the extent of the guarantee) and capitalized lease obligations, including principal, premium, if any, and interest on such indebtedness, unless the instrument under which such indebtedness is incurred expressly provides that such indebtedness is not senior or superior in right of payment to the subordinated debt securities;

•	all obligations under interest protection agreements; and

•	all obligations under currency agreements.

All amendments, renewals, extensions, modifications and refundings of these obligations will also be included in senior indebtedness. Senior indebtedness excludes the subordinated debt securities and any other indebtedness or obligations specifically designated as being subordinate, or not superior, in right of payment to the subordinated debt securities.

The subordinated debt indenture provides that, unless all principal of and any premium or interest on the senior debt has been paid in full, no payment or other distribution may be made in respect of any subordinated debt securities in the following circumstances:

•	if there exists a default in the payment of all or any portion of the obligations on any senior indebtedness, whether at maturity, on account of mandatory redemption or prepayment or purchase, acceleration or otherwise, that continues beyond any applicable period of grace, and such default shall not have been cured or waived or the benefits of the subordination provisions in the subordinated debt indenture is waived by or on behalf of the holders of such senior indebtedness; or

•	after receipt by the trustee of written notice from the holder or holders of certain designated senior indebtedness or the trustee or agent acting on behalf of such designated senior indebtedness and for 179 days thereafter, during the continuance of any non-payment event of default with respect to any designated senior indebtedness pursuant to which the maturity thereof may be immediately accelerated, and, then, unless and until such event of default has been cured or waived or has ceased to exist or such designated senior indebtedness has been discharged or repaid in full in cash or the benefits of the subordination provisions in the subordinated debt indenture have been waived by the holders of such designated senior indebtedness.

As defined in the subordinated debt indenture, “designated senior indebtedness” means any senior indebtedness (a) under a credit facility or (b) which, at the time of determination, has an aggregate commitment or

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principal amount outstanding of at least $10.0 million if the instrument governing such senior indebtedness expressly states that such indebtedness is “designated senior indebtedness” for purposes of the subordinated debt indenture and a resolution of our board of directors setting forth such designation by us has been filed with the trustee.

For the purposes of the subordination provisions, the payment of cash or delivery of property or securities upon conversion of a subordinated debt security, excluding delivery of our common stock and certain of our subordinated securities, will be deemed a payment of the principal of that subordinated debt security.

Legal Ownership

Street Name and Other Indirect Holders

Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by us as legal holders of debt securities. This is called holding in street name. Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold debt securities in street name, you should check with your own institution to find out:

•	how it handles debt securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting, if it were ever required;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder as described below; and

•	how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, under the debt securities run only to persons who are registered as holders of debt securities. As noted above, we do not have obligations to you if you hold in street name or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Global Securities

What is a Global Security? A global security is a special type of indirectly held security, as described above under “—Street Name and Other Indirect Holders”. If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners of global securities can only be indirect holders. We require that the global security be registered in the name of a financial institution we select.

We also require that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described in the section “Legal Ownership and Book-Entry Issuance” below occur. The financial institution that acts as the sole direct holder of the global security is called the depositary. Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of debt securities will be issued only in the form of global securities.

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Further details of legal ownership are discussed in the section “Legal Ownership and Book-Entry Issuance”.

In the remainder of this description “you” means direct holders and not street name or other indirect holders of debt securities. Indirect holders should read the previous subsection entitled “Street Name and Other Indirect Holders”.

Overview of Remainder of This Description

The remainder of this description summarizes:

•	Additional mechanics relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments.

•	Your rights under several special situations, such as if we merge with another company or if we want to change a term of the debt securities.

•	Covenants contained in the indentures that require us, or limit our ability to perform various acts. A particular series of debt securities may have additional covenants.

•	Your rights if we default or experience other financial difficulties.

•	Our relationship with the trustee.

Additional Mechanics

Exchange and Transfer

Unless otherwise provided in the prospectus supplement, debt securities will have a minimum denomination of $1,000. You may have your debt securities divided into more debt securities of smaller denominations, but not below the minimum denomination, or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an exchange.

You may exchange or transfer your debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform the service ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also register transfers of the debt securities.

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange of a debt security will only be made if the security registrar is satisfied with your proof of ownership.

If we designate additional transfer agents, they will be named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed.

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Payment and Paying Agents

We will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and is stated in the prospectus supplement.

We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

Interest on global securities will be paid to the holder of the securities by wire transfer of same-day funds.

Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called accrued interest.

Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent. We must notify the trustee of changes in the paying agents for any particular series of debt securities.

Notices

We and the trustee will send notices only to direct holders, using their addresses as listed in the trustee’s records.

Regardless of who acts as paying agent, all money that we pay to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Special Situations

Mergers and Similar Events

We will generally not be permitted to consolidate with or merge into, or transfer all or substantially all of our assets to, any person unless:

•	either (a) we survive the transaction or (b) the person that survived the transaction (if other than us) is organized under the laws of the United States of America or a State thereof or the District of Columbia;

•	the person that survives the transaction (if other than us) assumes by supplemental indenture all our obligations under and the performance and observance of every covenant of the indenture, the debt securities and any other agreements entered into in connection therewith; and

•	immediately after giving effect to the transaction, no default or event of default under the indenture exists.

We will also be required to deliver to the trustee prior to the consummation of the proposed transaction an officers’ certificate to the foregoing effect and an opinion of counsel stating that the proposed transaction and such supplemental indenture comply with the indenture.

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The successor shall be substituted for us, and thereafter all our obligations under the indenture and the debt securities shall terminate.

Modification and Waiver

There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes that require the approval of each holder of debt securities:

•	reduce the amount of debt securities whose holders must consent to an amendment;

•	reduce the interest on or change the time for payment of interest on any debt security;

•	change the fixed maturity of any debt security

•	reduce the principal of any non-discounted debt security or reduce the amount of principal of any discounted debt security that would be due upon an acceleration thereof;

•	change the currency in which principal or interest on a debt security is payable;

•	make any change in provisions relating to waivers of defaults and amendments, except to increase the amount of debt securities whose holders must consent to an amendment or waiver or to provide that other provisions of the indenture cannot be amended or waived without the consent of each holders of debt securities affected thereby;

•	impair your right to sue for payment; or

•	in the case of subordinated debt securities, modify the subordination provisions in a manner adverse to the holders.

Changes Requiring a Majority Approval. The second type of change to the indentures and the debt securities is the kind that requires an approval by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category. Majority approval would be required for us to obtain a waiver of all or part of certain covenants or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indentures or the debt securities listed in the first category described above under “—Changes Requiring Your Approval” unless we obtain your individual consent to the waiver.

Changes Not Requiring Approval. The third type of change does not require any approval by holders of debt securities. This type is limited to clarifications and other changes that would not adversely affect holders of the debt securities in any material respect.

Further Details Concerning Votes and Consents

When seeking approval, we will use the following rules to determine whether the holders of the requisite principal amount of the outstanding securities have given, made or taken any action under the indenture as of any date:

•	For original issue discount securities, we will use the amount of principal that would be due as of the date of such determination if payment of the debt security were accelerated on that date.

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent determined as described in the prospectus supplement.

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•	Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption, if they have been fully defeased as described later under “—Defeasance and Discharge” or if they are owned by us or any of our affiliates.

•	We will generally be entitled to set any day as a record date to determine the holders of outstanding debt securities that are entitled to vote or take other action under the indentures. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or another period that we may specify, or as the trustee may specify if it set the record date. We may shorten or lengthen, but not beyond 180 days, this period from time to time.

Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indentures or the debt securities or request a waiver.

Defeasance and Discharge

The following discussion of full defeasance and discharge will apply to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will say so in the prospectus supplement.

The indentures provide that if we choose to have the defeasance and discharge provision applied to the debt securities, we can legally release ourselves from any payment or other obligations on the debt securities, except for the ministerial obligations described below, if we put in place the following arrangements for you to be repaid and comply with other requirements set forth in the indentures:

•	we irrevocably deposit in trust with the trustee or another trustee money or U.S. government obligations;

•	we deliver to the trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. government obligations without reinvestment plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the debt securities of the series to maturity or redemption, as the case may be:

•	immediately after the deposit no default exists under the indenture;

•	the deposit does not constitute a default under any other agreement binding on us; and

•	we deliver to the trustee an opinion of counsel to the effect that holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the defeasance and, in the case of legal defeasance, such opinion must be based on a U.S. Internal Revenue Service ruling or a change in U.S. Federal income tax law.

In addition, the subordinated debt indenture provides that if we choose to have the defeasance and discharge provision applied to the subordinated debt securities, the subordination provisions of the subordinated debt indenture will become ineffective.

However, even if we make the deposit in trust and opinion delivery arrangements discussed above, a number of our obligations relating to the debt securities will remain. These include our obligations:

•	to register the transfer and exchange of debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

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Events of Default

You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

What Is an Event of Default? The term “event of default” means any of the following:

•	we default in the payment of interest on the debt security when the same becomes due and payable and the default continues for a period of 30 days;

•	we default in the payment of the principal of the debt security when the same becomes due and payable at maturity, upon redemption or otherwise, or in the making of any sinking fund payment, if any, required by the terms of such series;

•	we fail to comply with any of our other covenants, conditions or agreements in the debt securities or the indenture and the default continues for the period and after the notice specified below;

•	we, pursuant to or within the meaning of any bankruptcy law:

	(a)	commence a voluntary case,

	(b)	consent to the entry of an order for relief against us in an involuntary case,

	(c)	consent to the appointment of a custodian of our or for all or substantially all of our property, or

	(d)	make a general assignment for the benefit of our creditors;

•	a court of competent jurisdiction enters an order or decree under any bankruptcy law that:

	(a)	is for the relief against us in an involuntary case,

	(b)	appoints a custodian for us or all or substantially all of our property, or

	(c)	orders our liquidation, and the order or decree remains unstayed and in effect for 90 days.

•	If we default under any indebtedness for money borrowed if:

	(a)	that default either (1) results from the failure to pay the principal of that indebtedness at its stated maturity or (2) relates to an obligation other than the obligation to pay the principal of that indebtedness at its stated maturity and results in that indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable,

	(b)	the principal amount of that indebtedness, together with the principal amount of any other indebtedness in default for failure to pay principal at stated maturity or the maturity of which has been so accelerated, aggregates $20,000,000 or more at any one time outstanding.

•	we are subject to a final judgment or judgments in an amount of $20,000,000 or more, individually or in the aggregate, for the payment of money having been entered by a court or courts of competent jurisdiction and such judgment or judgments is not satisfied, stayed, annulled or rescinded within 60 days of being entered; or

•	any other event of default described in the prospectus supplement occurs.

Remedies If an Event of Default Occurs. If an event of default other than those described in the fourth or fifth bullet point above has occurred and has not been cured, the trustee or the holders of at least 25% in principal

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amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series. If any event of default described in the fourth or fifth bullet point above occurs, the entire principal amount of all the debt securities of that series shall automatically, and without any declaration or other action on the part of the trustee or any holder, become immediately due and payable.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indentures at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This protection is called an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing other actions under the indentures.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give to the trustee written notice of a continuing event of default with respect to such series;

•	The holders of at least 25% in principal amount of the outstanding debt securities of the relevant series must make a written request to the trustee to pursue the remedy with respect to such series;

•	You must offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	The trustee must not have complied with the request within 60 days after receipt of the request and the offer of indemnity; and

•	No inconsistent direction must have been given to the trustee during the 60 day period from the holders of a majority in principal amount of the outstanding debt securities of the relevant series.

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

We will furnish to the trustee every year a written statement from some of our designated officers certifying that, to their knowledge, we are in compliance with the indentures and the debt securities, or else specifying any default.

DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

This section describes the general terms and provisions of the preferred stock we may offer. This information may not be complete in all respects and is qualified entirely by reference to our amended and restated certificate of incorporation. The specific terms of any series will be described in a prospectus supplement. Those terms may differ from the terms discussed below. Any series of preferred stock we issue will be governed by our amended and restated certificate of incorporation, and by the certificate of designations relating to that series. We will file the certificate of designations with the SEC and incorporate it by reference as an exhibit to our registration statement at or before the time we issue any preferred stock of that series. For information on how to obtain copies of our amended and restated certificate of incorporation and amended and restated bylaws, see “Where You Can Obtain More Information”.

Authorized Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, without any vote or action by the holders of common stock, to issue up to 25,000,000 shares of preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and designation of any additional series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights, redemption rights and terms, liquidation preferences, sinking fund terms and other rights, preferences, privileges and restrictions of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of

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the NYSE or other organizations whose systems the stock may then be quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preferences over the common stock with respect to dividends and other distributions and upon liquidation. Issuance of any such shares with voting powers, or issuance of additional shares of common stock, would dilute the voting power of the outstanding common stock. There are currently no shares of preferred stock outstanding.

Specific Terms of a Series of Preferred Stock

The preferred stock we may offer will be issued in one or more series. Shares of preferred stock, when issued against full payment of its purchase price, will be fully paid and non-assessable. Their par value or liquidation preference, however, will not be indicative of the price at which they will actually trade after their issue. If necessary, the prospectus supplement will provide a description of U.S. Federal income tax consequences relating to the purchase and ownership of the series of preferred stock offered by that prospectus supplement.

The preferred stock will have the dividend, liquidation, redemption and voting rights discussed below, unless otherwise described in a prospectus supplement relating to a particular series. A prospectus supplement will discuss the following features of the series of preferred stock to which it relates:

•	the designations and stated value per share;

•	the number of shares offered;

•	the amount of liquidation preference per share;

•	the initial public offering price at which the preferred stock will be issued;

•	the dividend rate, the method of its calculation, the form of payment of dividends, the dates on which dividends would be paid and the dates, if any, from which dividends would cumulate;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

Rank

Unless otherwise stated in the prospectus supplement, the preferred stock will have priority over our common stock with respect to dividends and distribution of assets, but will rank junior to all our outstanding indebtedness for borrowed money. Any series of preferred stock could rank senior, equal or junior to our other capital stock, as may be specified in a prospectus supplement, as long as our amended and restated certificate of incorporation so permits.

Dividends

Holders of each series of preferred stock shall be entitled to receive dividends to the extent and in the form specified in the prospectus supplement, when, as and if declared by our board of directors, from funds legally available for the payment of dividends. The rates, form and dates of payment of dividends of each series of preferred stock will be stated in the prospectus supplement. Dividends will be payable to the holders of record of preferred stock as they appear on our books on the record dates fixed by our board of directors. Dividends on any series of preferred stock may be cumulative or non-cumulative, as discussed in the prospectus supplement.

Convertibility

Shares of a series of preferred stock may be exchangeable or convertible into shares of our common stock, another series of preferred stock or other securities or property. The conversion or exchange may be mandatory or

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optional. The prospectus supplement will specify whether the preferred stock being offered has any conversion or exchange features, and will describe all the related terms and conditions.

Redemption

The terms, if any, on which shares of preferred stock of a series may be redeemed will be discussed in the prospectus supplement.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of General Cable, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount described in the related prospectus supplement plus an amount equal to any accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on that series of preferred stock are cumulative). These distributions will be made before any distribution is made on any securities ranking junior to the preferred stock with respect to liquidation, including our common stock. If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of that series will share ratably in proportion to the full liquidation preferences of each security. Holders of our preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights

The holders of shares of preferred stock will have no voting rights, except:

•	as otherwise stated in the applicable prospectus supplement;

•	as otherwise stated in the certificate of designations establishing the series; or

•	as required by applicable law.

No Other Rights

The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except:

•	as discussed above or in the prospectus supplement;

•	as provided in our amended and restated certificate of incorporation and in the certificate of designations; and

•	as otherwise required by law.

Transfer Agent

The transfer agent for each series of preferred stock will be named and described in the prospectus supplement for that series.

DESCRIPTION OF COMMON STOCK WE MAY OFFER

The following summary description of our common stock is based on the provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the Delaware General Corporation Law. For information on how to obtain copies of our amended and

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restated certificate of incorporation, and amended and restated bylaws, see “Where you Can Obtain More Information”.

We may offer common stock, including common stock issuable upon the conversion of debt securities or preferred stock or as payment of dividends on, or redemption or repurchase of, preferred stock.

General

The following description of our capital stock is subject to our amended and restated certificate of incorporation and amended and restated bylaws and the provisions of Delaware General Corporation Law.

Common Stock

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.01 per share. As of September 15, 2003, there were approximately 33,114,767 shares of common stock outstanding held of record by 523 stockholders. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are only summaries, and we encourage you to review complete copies of our amended and restated certificate of incorporation and amended and restated by-laws, which we have filed previously with the SEC.

Holders of our common stock are entitled to receive, as, when and if declared by our board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes subject to any dividend preferences that may be attributable to preferred stock, if any. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock, if any, then outstanding.

Certain Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Classification of Board of Directors

The amended and restated certificate of incorporation divides our board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year.

We believe that a classified board helps to assure the continuity and stability of our board of directors, and our business strategies and policies as determined by our board of directors, because a majority of the directors at any given time will have prior experience as directors. This provision should also help to ensure that our board of directors, if confronted with an unsolicited proposal from a third party that has acquired a block of our common stock, will have sufficient time to review the proposal, to consider appropriate alternatives and to seek the best available result for all stockholders.

This provision could prevent a party who acquires control of a majority of the outstanding common stock from obtaining control of our board of directors until the second annual stockholders' meeting following the date the acquiror obtains the controlling stock interest and could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company and could thus increase the likelihood that incumbent directors will retain their positions.

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Number of Directors; Removal; Vacancies

The amended and restated certificate of incorporation and the amended and restated by-laws provide that the number of directors shall not be less than three nor more than nine and shall be determined from time to time exclusively by a vote of a majority of our board of directors then in office. The amended and restated certificate of incorporation also provides that our board of directors shall have the exclusive right to fill vacancies, including vacancies created by expansion of our board of directors. Furthermore, except as may be provided in a resolution or resolutions of our board of directors providing for any class or series of preferred stock with respect to any directors elected by the holders of such class or series, directors may be removed by stockholders only for cause and only by the affirmative vote of at least 66 2/3% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class. These provisions, in conjunction with the provision of the amended and restated certificate of incorporation authorizing our board of directors to fill vacant directorships, could prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

No Stockholder Action by Written Consent; Special Meetings

The amended and restated certificate of incorporation provides that, except as may be provided in a resolution or resolutions of our board of directors providing for any class or series of preferred stock, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The amended and restated certificate of incorporation also provides that special meetings of the stockholders can only be called pursuant to a resolution approved by a majority of our board of directors then in office. Stockholders are not permitted to call a special meeting of stockholders.

Advance Notice for Raising Business or Making Nominations at Meetings

The amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of our stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Securities Exchange Act of 1934, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who has given to our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors.

To be timely, notice of nominations or other business to be brought before an annual meeting must be received by our Secretary at the principal executive office no later than 60 days prior to the date of such annual meeting. Similarly, notice of nominations or other business to be brought before a special meeting must be delivered to our Secretary at the principal executive office no later than the close of business on the 15th day following the day on which notice of the date of a special meeting of stockholders was given.

The notice of any nomination for election as a director must set forth the name, date of birth, business and residence address of the person or persons to be nominated; the business experience during the past five years of such person or persons; whether such person or persons are or have ever been at any time directors, officers or owners of 5% or more of any class of capital stock, partnership interest or other equity interest of any corporation, partnership or other entity; any directorships held by such person or persons in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended; and whether, in the last five years, such person or persons are or have been convicted in a criminal proceeding or have been subject to a judgment, order, finding or decree of any federal, state or other governmental entity, concerning any violation of federal, state or other law, or any proceeding in bankruptcy, which conviction, order, finding, decree or proceeding may be material to an evaluation of the ability or integrity of the nominee; and, the consent of each such person to be named in a proxy statement as a nominee and to serve as a director if elected. The person submitting the notice of nomination, and any person acting in concert with such person, must provide their names and business addresses, the name and address under which they appear on our books (if they so appear), and the class and number of shares of our capital stock that are beneficially owned by them.

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Amendments to By-Laws

The amended and restated certificate of incorporation provides that our Board of Directors or the holders of at least 66 2/3% of the voting power of all shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our amended and restated by-laws.

Amendment of the Amended and Restated Certificate of Incorporation

Any proposal to amend, alter, change or repeal any provision of the amended and restated certificate of incorporation, except as may be provided in a resolution or resolutions of our Board of Directors providing for any class or series of preferred stock and which relate to such class or series of preferred stock, requires approval by the affirmative vote of both a majority of the members of our Board of Directors then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Notwithstanding the foregoing, any proposal to amend, alter, change or repeal the provisions of the amended and restated certificate of incorporation relating to (i) the classification of our Board of Directors, (ii) removal of directors, (iii) the prohibition of stockholder action by written consent or stockholder calls for special meetings, (iv) amendment of amended and restated bylaws, or (v) amendment of the amended and restated certificate of incorporation requires approval by the affirmative vote of 66 2/3% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Preferred Stock and Additional Common Stock

Under the amended and restated certificate of incorporation, our Board of Directors will have the authority to provide by board resolution for the issuance of shares of one or more series of preferred stock. Our Board of Directors is authorized to fix by resolution the terms and conditions of each such other series.

We believe that the availability of our preferred stock, in each case issuable in series, and additional shares of common stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as authorized but unissued shares of common stock will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange on which any series of our capital stock may then be listed.

These provisions give our Board of Directors the power to approve the issuance of a series of preferred stock, or an additional series of common stock, that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares of preferred stock might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations; the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

Delaware Business Combination Statue

Certain provisions in our amended and restated certificate of incorporation and amended and restated by-laws and of Delaware law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise. We are governed by the provisions of Section 203 of the Delaware General Corporate Law, which defines a person who owns (or within three years, did own) 15% or more of a company’s voting stock as an “interested stockholder.” Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder, unless:

•	the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder;

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•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

•	at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66 2/3% of the outstanding voting stock approving the transaction.

Section 203 could prohibit or delay mergers or other takeover attempts against us, and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, LLC, OverPeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660, and its telephone number at this location is (201) 296-4000.

LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE

Unless otherwise mentioned in the prospectus supplement, securities will be issued in the form of one or more global certificates, or global securities, registered in the name of a depositary or its nominee. Unless otherwise mentioned in the prospectus supplement, the depositary will be The Depository Trust Company, commonly referred to as DTC. DTC has informed us that its nominee will be Cede & Co. Accordingly, we expect Cede & Co. to be the initial registered holder of all securities that are issued in global form. No person that acquires a beneficial interest in those securities will be entitled to receive a certificate representing that person’s interest in the securities except as mentioned below or in the prospectus supplement. Unless definitive securities are issued under the limited circumstances described below,

•	all references in this prospectus to actions by holders of securities issued in global form refer to actions taken by DTC upon instructions from its participants; and

•	all references to payments and notices to holders refer to payments and notices to DTC or Cede & Co., as the registered holder of these securities.

DTC has informed us that it is a limited purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934, as amended, and that it was created to hold securities for its participating organizations and to facilitate clearance and settlement of securities transactions among its participants through electronic book-entry. This eliminates the need for physical movement of certificates. DTC’s participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Persons that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, securities may do so only through participants and indirect participants. Under a book-entry format, holders may experience some delay in their receipt of payments, as these payments will be forwarded by our designated agent to Cede & Co., as nominee for DTC. DTC will forward these payments to its participants, who will then forward them to indirect participants or holders. Holders will not be recognized by the relevant registrar, transfer agent, warrant agent or unit agent as registered holders of the securities entitled to the benefits of our amended and restated certificate of incorporation and/or the applicable indenture, deposit agreement, warrant agreement, purchase contract agreement or unit agreement. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

Under the rules, regulations and procedures governing DTC and its operations as currently in effect, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments

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to participants. DTC rules require participants and indirect participants with which beneficial securities owners have accounts to make book-entry transfers and receive and transmit payments on behalf of their respective account holders.

Because DTC can act only on behalf of participants, the ability of a beneficial owner of securities issued in global form to pledge those securities to non-participants may be limited due to the unavailability of physical certificates for these securities. Beneficial owners may also be unable to sell interests in their securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under its certificate of incorporation or the relevant indenture, deposit agreement, warrant agreement, purchase contract agreement or unit agreement only at the direction of one or more participants to whose accounts with DTC those securities are credited.

Unless otherwise mentioned in the prospectus supplement, a global security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or if DTC ceases to be a clearing agency registered under the Exchange Act when it is required to be so registered;

•	We execute and deliver to the relevant registrar, transfer agent, trustee, depositary, warrant agent and/or unit agent an order complying with the requirements of our amended and restated certificate of incorporation and amended and restated bylaws or the relevant indenture, deposit agreement, warrant agreement, purchase contract agreement and/or unit agreement that this global security shall be so exchangeable; or

•	there has occurred and is continuing a default in the payment of any amount due in respect of the securities or, in the case of debt securities, an event of default or an event that, with the giving of notice or lapse of time, or both, would constitute an event of default with respect to those debt securities.

In these circumstances, the global security will be exchangeable for securities registered in the names that DTC directs.

DTC will generally not be required to notify its participants of the availability of definitive securities. When DTC surrenders the global security and delivers instructions for re-registration, the registrar, transfer agent, trustee, depositary, warrant agent or unit agent, as the case may be, will reissue the securities as definitive securities.

Except as described above, a global security may not be transferred except as a whole to DTC or another nominee of DTC, or to a successor depositary we appoint. Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a global security unless the beneficial interest is in an amount equal to an authorized denomination for those securities.

None of General Cable, the trustees, any registrar and transfer agent, any depositary, any warrant agent, any purchase contract agent or any unit agent, or any of their agents, will have any responsibility for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

VALIDITY OF SECURITIES

The validity of any securities will be passed upon for us by Blank Rome LLP.

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EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from General Cable Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in General Cable’s accounting for certain inventories), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and special reports, proxy statements, any amendments to those reports and other information with the SEC. You may read and copy any documents filed by us with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Reports, proxy statements and information statements, any amendments to those reports and other information filed electronically by us with the SEC are available to the public at the SEC’s website at http://www.sec.gov.

We have filed a registration statement on Form S-3 with the SEC relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of General Cable, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement, as well as any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002, as amended by Amendment No. 1 filed on August 29, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as amended by Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed on August 29, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, as amended by Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed on August 29, 2003.

•	Our Current Report on Form 8-K dated April 22, 2003 (except for the information contained in Item 9 or any related exhibits).

•	Our Current Report on Form 8-K dated July 11, 2003.

•	Our Current Report on Form 8-K dated July 22, 2003 (except for the information contained in Item 9 or any related exhibits).

•	The description of our common stock, filed in our Form 8-A (File No. 1-1983), as filed with the SEC on May 13, 1997, pursuant to Section 12(b) of the Exchange Act of 1934 as incorporated by reference

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from our registration statement on Form S-1 (File No. 333-22961) initially filed with the SEC on March 7, 1997, and any amendment or report for the purpose of updating such description.

•	All documents filed by General Cable under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

We will provide without charge to each person to whom this prospectus is delivered, upon his or her written or oral request, a copy of the filed documents referred to above, excluding exhibits, unless they are specifically incorporated by reference into those documents. You can request those documents from our Director of Investor Relations, 4 Tesseneer Drive, Highland Heights, Kentucky 41076, telephone (859) 572-8000.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses, other than underwriting discounts and commissions (all of which are estimated other than the SEC registration fee), to be incurred by the Registrant in connection with the distribution of the securities registered under this registration statement.

Estimated Amounts

SEC 1933 Act registration fee	$8,090
Trustee’s fees and expenses	$25,000
Legal fees	$75,000
Accountant’s fees	$27,000
Printing expenses	$60,000
Miscellaneous	$5,000

Total	$200,090

Item 15.  Indemnification of Directors and Officers.

Pursuant to the authority conferred by Section 102 of the Delaware General Corporation Law, as amended (“DGCL”), Article VII of the registrant’s amended and restated certificate of incorporation, contains provisions which eliminate personal liability of members of the registrant’s board of directors for violations of their fiduciary duty of care. Neither the DGCL nor our amended and restated certificate of incorporation, however, limits the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase under circumstances where such payment or repurchase is not permitted under the DGCL, or obtaining an improper personal benefit. Article VII of the registrant’s amended and restated certificate of incorporation, also provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

In accordance with Section 145 of the DGCL, which provides for the indemnification of directors, officers and employees under certain circumstances, Article XIV of the registrant’s amended and restated bylaws provides that the registrant is obligated to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the registrant in which such person has been adjudged liable to the registrant) by reason of the fact that he is or was a director, officer or employee of the registrant, or is or was a director, officer or employee of the registrant serving at the request of the registrant as a director, officer, employee or agent or another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of any action, suit or proceeding by or in the right of the registrant in which a claim, issue or matter as to which such person shall have been adjudged to be liable to the registrant, such person shall be indemnified only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought has determined that such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper.

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The registrant currently maintains an insurance policy that provides coverage pursuant to which the registrant will be reimbursed for amounts it may be required or permitted by law to pay to indemnify directors and officers.

Item 16. Exhibits.

4.1	Form of Senior Indenture between the Company and [ ] as Trustee thereunder

4.2	Form of Subordinated Indenture between the Company and [ ] as Trustee thereunder

5.1	Opinion of Blank Rome LLP

12.1	Computation of Ratio of Earnings to Fixed Charges

23.1	Independent Auditors’ Consent

23.2	Consent of Blank Rome LLP (contained in Exhibit 5)

24	Powers of Attorney (included on signature page)

25.1*	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of [ ] as Trustee under the Senior Indenture

25.2*	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of [ ] as Trustee under the Subordinated Indenture

*	To be filed by amendment

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

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provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)   Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6)   The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Trust Indenture Act.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Highland Heights, State of Kentucky, on this 18th day of September 2003.

GENERAL CABLE CORPORATION
(Registrant)

By:	/s/ Robert J. Siverd

Robert J. Siverd
Executive Vice President,
General Counsel and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. Siverd and Christopher F. Virgulak, and each of them with power to act alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including pre-effective and post-effective amendments, to this Registration Statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof in connection with effecting the filing of the Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Gregory B. Kenny	Director, President and Chief Executive	September 18, 2003
Officer (Principal Executive Officer)
Gregory B. Kenny

/s/Christopher F. Virgulak	Executive Vice President, Chief Financial Officer	September 18, 2003
and Treasurer (Principal Financial Officer)
Christopher F. Virgulak

/s/Robert J. Siverd	Executive Vice President,	September 18, 2003
General Counsel and Secretary
Robert J. Siverd

/s/Jeffrey Noddle	Director	September 18, 2003

Jeffrey Noddle

/s/John E. Welsh, III	Director	September 18, 2003

John E. Welsh, III

/s/Robert L. Smialek	Director	September 18, 2003

Robert L. Smialek

/s/Gregory E. Lawton	Director	September 18, 2003

Gregory E. Lawton